[Letterhead of Excel Maritime Carriers Ltd.]

                                May 15, 2009

BY EDGAR

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Letty Lynn
Re:           Excel Maritime Carriers Ltd.

Dear Ms. Lynn:

Reference is made to the Registration Statement on Form F-3 (File No. 333-159212) filed by Excel Maritime Carriers Ltd. on May 13, 2009 (the "Registration Statement").  Pursuant to Rule 473(c) of the Securities Act of 1933 (the "Act"), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the above referenced Registration Statement.

"The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine. "

If you have any questions or comments concerning the enclosed filing, please feel free to contact our counsel, Anthony Tu-Sekine of Seward & Kissel LLP at (202) 737-8833.

Very truly yours, /s/ Elefteris Papatrifon Name : Elefteris Papatrifon Title : Chief Financial Officer

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